

March 12, 2013

Via E-mail
Mr. Peter Blackmore
Chief Executive Officer
ShoreTel, Inc.
960 Stewart Drive
Sunnyvale, CA 94085-3913

> **Re:** **ShoreTel, Inc.**
> **Form 10-K for the Fiscal Year Ended June 30, 2012**
> **Filed September 13, 2012**
> **File No. 001-33506**

Dear Mr. Blackmore:

We have reviewed your filing and have the following comments. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended June 30, 2012

Management's Discussion and Analysis of Financial Condition and Results of Operations

Use of Non-GAAP Financial Measures, pages 38 – 39

1.	In future filings, please discontinue the presentation of the full non-GAAP income statement since it may attach undue prominence to the non-GAAP information. Refer to the guidance in Question 102.10 of the Compliance and Disclosure Interpretation on Non-GAAP Financial Measures dated July 8, 2011.

Hosted Gross Margin, page 41

2.	Please explain why hosted and related gross service margins of 37% are significantly lower than those for the Premise segment gross margin and what plans management has undertaken in terms of risks, opportunities, and trends to grow this business segment to achieve the synergies described to realize improved profit margins. Please provide us with the proposed disclosures that you will include in future filings to provide the details above.

Financial Statements and Supplementary Data

Note 2. Business Combinations, page 65

3.   Please tell us why it was appropriate to use your internal rate of return to fair value your purchased intangible assets under ASC 820.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Robert Shapiro, Staff Accountant, at (202) 551-3273 or Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact Greg Dundas, Attorney Advisor, at (202) 551-3436, Paul Fischer, Attorney Advisor at (202) 551-3415, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Robert S. Littlepage for

Larry Spirgel
Assistant Director